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Exhibit (g)(1)

        knowledge. judgement. EXPERIENCE

W.P. STEWART
                           & Co.,  Ltd.

May       , 2008

Dear [client name],

I'm very pleased to report on an exciting development here at the firm.

In recent communications we've noted that we've been looking at a number of prospective strategic alternatives to strengthen the firm and improve your investment experience. And we've been anxious to partner with a firm that shares our basic philosophy.

We have agreed to a strategic investment from Arrow Capital Management, LLC, a remarkably successful New York and California based investment group led by Alex von Furstenberg and Mal Serure. Arrow plans to acquire up to 45% of W.P. Stewart & Co., Ltd. through a combination of direct share purchases from the company and a tender offer for other outstanding shares. I will continue as Chairman and CEO of the firm after Arrow's investment and am enthusiastic about the future opportunities this presents.

As my colleagues and I spent time getting to know the Arrow team we've been impressed with their commitment to quality investing as well as their extraordinary track record which has required a good deal of open mindedness and original thinking—a talent we can all benefit from. Alex von Furstenberg, Arrow's Co-Managing Member and Chief Investment Officer, is an exceptional young investor with an enviable track record in our kind of stocks. He and his associates have attracted the backing of some of America's leading business and investment professionals and I am very pleased at the prospect of developing a relationship that we think will greatly benefit our clients in the years ahead.

While W.P. Stewart & Co., Ltd. had more than $46 million in cash and equivalents and no debt on its balance sheet at March 31, 2008, Arrow's direct investment will provide the firm with an even stronger capital base as well as an extremely successful and resourceful investment partner.

Trinity Hall, 43 Cedar Avenue, Hamilton, HM 12, Bermuda
 mailing address: P.O. Box HM 2905, Hamilton HM LX, Bermuda
 telephone: 441.295.8585 fax: 441.296.6823

On March 24th I wrote in a paper called "Upside/Downside" (which is still available on our website) that the opportunity in US shares substantially outweighed the risks. The market has begun to rise since then and Arrow management agrees that this may be the start of a multi-year money making opportunity in what we do. In that paper I projected that your portfolio could return between 16.5 and 18.5% per year, on average over the next five or six years, a welcome change from several much slower years when price earnings ratios fell almost as fast as the "look through" earning power behind your portfolio grew. Your holdings' "look through" earning power already yields 6% on their market price and 10 -12% on likely earnings five years out. I believe these leading sustainable growth businesses are exceptionally cheap. It is heartening that one of the country's most successful young investors embraces this view.

In our company's press release issued today, Alex von Furstenberg said,

"We believe W.P. Stewart is uniquely well positioned to benefit from the current opportunity in large-capitalization growing companies. W.P. Stewart's holdings are industry-leading franchises that generate consistent and growing amounts of free cash flow. After nearly a decade of compression in valuation multiples, these high-quality companies now trade at only a modest premium to the market. These businesses are particularly attractively valued relative to treasuries.

"We believe that over time, investors will value liquid shares in leading franchises at a meaningful premium, as they have in the past. When this develops, we expect W.P. Stewart's clients to benefit from the combined effects of multiple expansion and above average earnings growth."

Many of you have asked when we are going to get back to making the kind of double digit annual returns we made for more than three decades. As we develop our future relationship with Arrow, I am very hopeful we can once again produce that kind of return for you in the years ahead.

My colleagues and I thank you for your patience, your trust and your continued belief in our investment philosophy.

As always, please call or email me with questions or suggestions.

Warmest regards,

/s/ Bill Stewart
Bill Stewart

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  Exhibit (g)(1)